UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70693

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__
 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Equapath Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8899 NW 18th Terrace, Suite 102
 (No. and Street)

Doral   FL   33172
 (City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Rubin   786-331-3391   rrubin@equapath.com
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer, LLC
(Name – if individual, state last, first, and middle name)

1600 Hwy 6, Suite 100   Sugarland   TX   77478
(Address) (City) (State) (Zip Code)

07/14/2020   6706
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
 accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Robert Rubin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Equapath Capital, LLC, as of 12/31, 2023, is true andcorrect. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Sandra M Castro
My Commission HH 010242
Expires 06/17/2024

Notary Public

Signature:

Title:
Owner

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t)Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EQUAPATH CAPITAL, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

With Report of Independent Registered Public Accounting Firm

For the Year Ended
December 31, 2023

Equapath Capital, LLC

TABLE OF CONTENTS

For the Year Ended December 31, 2023



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member
Equapath Capital, LLC
8899 NW 18th Terrace, Suite 102
Doral, FL 33172

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Equapath Capital, LLC (the "Company") as of December 31, 2023, and the related statements of income, changes in member's equity, and cash flows for the year then ended, December 31, 2023, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements the Company has suffered recurring losses from operations and has cash flows used in operations that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



TPS THAYER
Certified Public Accountants

Auditor's Report on Supplementary Information

The accompanying supplemental schedules have been subjected to the auditing procedures performed in conjunction with the audit of Equapath Capital, LLC's financial statements. The supplemental schedules are the responsibility of Equapath Capital, LLC's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer LLC
We have served as Equapath Capital, LLC's. auditor since 2021.
Sugar Land, TX
March 18, 2024

Equapath Capital, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2023

ASSETS		
Cash	$	41,493
Prepaid Expenses		4,965
TOTAL ASSETS	**$**	**46,458**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts Payable and Accrued Liabilities	$	1,137
Due to Related Party		11,557
TOTAL LIABLITIES		**12,694**
COMMITMENTS AND CONTINGENCIES		-
MEMBER'S EQUITY		**33,764**
TOTAL LIABILITIES AND MEMER'S EQUITY	**$**	**46,458**

The accompanying notes are an integral part of these financial statements.

Equapath Capital, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2023

REVENUES		
Advisory Income	$	3,000
TOTAL REVENUES		3,000
EXPENSES		
Professional Fees		24,633
Regulatory Fees		3,354
Technology, Data, and Communications		3,981
Occupancy and Equipment		9,000
Other Expenses		1,878
Bad debt write off		5,000
TOTAL EXPENSES		47,846
NET LOSS	$	(44,846)

Equapath Capital, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2023

BALANCE AT DECEMBER 31, 2022	$	**80,348**
Distributions		(1,738)
Net Loss		(44,846)
BALANCE AT DECEMBER 31, 2023	$	**33,764**

The accompanying notes are an integral part of these financial statements.

Equapath Capital, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$(44,846)
Changes to Assets and Liabilities	
Prepaid expenses	(2,127)
Accounts receivable	5,000
Accounts receivable – related party	16,500
Accounts payable and accrued liabilities	1,077
Accounts payable – related party	11,557
Net Cash Used in Operating Activities	**(12,839)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(1,738)
Net Cash Used in Financing Activities	**(1,738)**
NET DECREASE IN CASH	(14,577)
CASH BALANCE AT JANUARY 1, 2023	**56,070**
CASH BALANCE AT DECEMBER 31, 2023	**$ 41,493**

The accompanying notes are an integral part of these financial statements.

Equapath Capital, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2023

---

1. **Organization and Nature of Business**

   Equapath Capital, LLC (the Company) is a Florida Limited Liability Company and a registered broker-dealer with the Securities and Exchange Commission (SEC) and member of the Financial Industry Regulatory Authority (FINRA). The Company is under direct ownership of Mr. Robert Rubin. The Company's business is the structuring and sales of private placement services.

   The Company acts as an introducing broker-dealer, the Company is exempt from the provisions of Rule 15c3-3 as the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation
   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company maintains its cash in a bank deposit account(s) which, at times, may exceed the federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2023, the Company had no cash equivalents.

2. **Significant Accounting and Reporting Policies – Continued**

Revenue

The Company recognizes *Revenue from Contracts with Customers* in accordance with ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Additionally, the guidance requires the Company to follow a five-step model to a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

Private securities placement include success fees that are owed to the Company on a private placement transactions. The amount of the fee is stipulated in the Company's engagement contract with the client and is generally calculated as a percentage of the relevant transaction or as a fixed fee. Success fees are recognized when the relevant private placement transaction is closed, when all performance obligations to the client have been completed

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to the member. Therefore, no income tax expense or liability is recorded in the accompanying financial statements have been completed.

Fair Value of Financial Instruments

FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

2. **Significant Accounting and Reporting Policies – Continued**

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad Levels:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include cash, accounts receivables, related party receivable and accounts payable.

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments,* which significantly changed the way entities recognize and record credit losses on financial instruments such as loans, loan commitments, and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

The Company's accounts receivable consists of trade receivables for the private placement of securities. The Company regularly reviews its accounts receivables for any bad debts. As such, the Company regularly reviews its accounts receivables for any bad debts based on the analysis of the Company's collection experience and customer worthiness. At December 31, 2023, the Company had $0 in net receivables from executed contracts.

---

3. Going Concern

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its stockholder and related parties, the ability of the Company to obtain necessary equity financing to continue operations, and ultimately the attainment of profitable operations. As of December 31, 2023, the Company had a net working capital of $28,799 and has an members equity of $33,764. Furthermore, for the year ended December 31, 2023, the Company incurred a net loss of $44,846 and used $12,839 in operating activities. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These audited financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4. Related Parties

The Company is an affiliate with 3N Outdoor Media (Affiliate). In connection to this relationship, the Company and the Affiliate have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Affiliate on its behalf. During 2023, the Company recorded expenses under this agreement totaling $12,000. Included in the total is a provision for rent. The Company recorded rent totaling $9,000 related to the shared expense with the Affiliate. Related party payables as of December 31, 2023 was $11,557.

5. Lease Obligations

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than twelve (12) months. All such leases are to be classified as either finance or operating. The Company has no lease obligations that required recording or disclosures in the December 31, 2023, financial statements.

Equapath Capital, LLC

NOTES TO THE FINANCIAL SATEMENTS

For the Year Ended December 31, 2023

---

6. Regulatory Requirements

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1 as an established broker dealer.

At December 31, 2023, the Company had net capital of $28,799 which was $23,799 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 44.08%.

Reserve Requirements

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry proprietary broker accounts (PAB accounts) (as defined in Rule 15c3-3) throughout the year ended December 31, 2023, without exception.

Possession and Control Requirements

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry proprietary broker accounts (PAB accounts) (as defined in Rule 15c3-3) throughout the year ended December 31, 2023, without exception.

7. Accounts Receivable

As of December 31, 2023 the Company had accounts receivable of $0, due to write off of $5,000 in the period.

8. Prepaid Expenses

As of December 31, 2023 the Company had prepaid expenses of $4,965, noted below:

Fidelity Bond	$	341
FINRA CRD		559
FINRA Renewals		1,815
Prepaid Expenses Other		2,250
	$	4,965

9. **Professional Fees**

   During the year ended December 31, 2023, the Company recorded professional fees of $18,268 as follows:

Legal and accounting services	$	7,750
Accounting Services		1,472
Consulting Fees		15,411
	$	24,633

10. **Member's Equity**

During the year ended December 31, 2023, the Company made distributions to the member of $1,738 in cash.

11. **Subordinated Liabilities**

   The Company had no liabilities subordinated to the claims of general creditors as of the beginning of 2023, end of 2023, and during 2023.

12. **Commitments and Contingencies**

   The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

13. **Subsequent Events**

   Management has evaluated all events or transactions that occurred after December 31, 2023, through March 18, 2024, the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosure in the December 31, 2023, financial statements.

SUPPLEMENTAL INFORMATION

Equapath Capital, LLC

SCHEDULE I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2023

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$	33,764
LESS:		
Non-Allowable Assets		
Prepaid Expenses		(4,965)
Total Non-Allowable Assets		(4,965)
TENTATIVE NET CAPTIAL		28,799
HAIRCUTS ON SECURITIES		-
NET CAPITAL	$	**28,799**
Minimum dollar net capital requirement of reporting broker dealer (greater of $5,000 or 6-2/3% of AI)	$	5,000
EXCESS NET CAPITAL	$	**23,799**
TOTAL AGGREGATE INDEBTEDNESS	$	**12,694**
MINIMUM NET CAPITAL BASED ON AI	$	**847**
PERCENTAGE OF NET CAPITAL TO AI		**44.08%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

SUPPLEMENTAL INFORMATION

Equapath Capital, LLC

SCHEDULE II
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
For the Year Ended December 31, 2023

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2023, without exception.

SUPPLEMENTAL INFORMATION

Equapath Capital, LLC

Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3
For the Year Ended December 31, 2023

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2023, without exception.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member
Equapath Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Equapath Capital, LLC (the Company):

1) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2) is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements, mergers and acquisitions advisory services, fairness opinions, and commission sharing for business referred to other broker-dealers in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry proprietary accounts for broker dealers (PAB accounts) (as defined in Rule 15c3-3) throughout the most recent fiscal period without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, Texas
March 18, 2024



EQUAPATH

Exemption Report
Equapath Capital, LLC

Equapath Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.))Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. Section 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting requirements to 17 C.F.R. Section 240.17a-5 because the Company limits its business activities exclusively to private placements of securities (excluding EB-5 and Regulation A+) and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Robert D. Rubin, hereby affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

    Robert D. Rubin
    CEO